

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Mei Mei Hu
Chief Executive Officer
Vaxxinity, Inc.
1717 Main St, Ste 3388
Dallas, TX 75201

> **Re: Vaxxinity, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 8, 2021**
> **File No. 333-260163**

Dear Ms. Hu:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Condensed Combined Consolidated Statements of Operations, page F-39

1.   We note significant revisions to your statements of operations, stockholders' deficit and cash flows for the periods ended June 30, 2020. Please revise the filing to label each of these interim financial statements as "restated" and provide the disclosures required by ASC 250-10-45-23, 250-10-50-7 and their related paragraphs. Alternatively, tell us why such disclosures are not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joseph D. Zavaglia, Esq.